PRESS RELEASE


                                   CONTACT:

CompX International Inc.                     Joseph S. Compofelice
200 Old Mill Road                            Chief Executive Officer
Mauldin, South Carolina 29662                (281) 423-3303



             COMPX ANNOUNCES CLOSING OF ITS INITIAL PUBLIC OFFERING



     MAULDIN, SOUTH CAROLINA ... March 11, 1998 ... CompX International Inc. (NYSE: CIX) announced today the closing of its initial public offering of 5,980,000 shares of its Class A Common Stock at an initial offering price of $20 per share, including 780,000 shares sold pursuant to an over-allotment option, through an underwriting group managed by Salomon Smith Barney. All of the shares are being sold by CompX and result in net proceeds to the Company of approximately $111 million.

     CompX is a leading manufacturer of ergonomic computer support systems, precision ball bearing drawer slides and locking systems.


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